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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2018

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer and Boeing Approve the Terms of Strategic Aerospace Partnership and Seek Brazilian Government Approval

SãO PAULO and CHICAGO, Dec. 17, 2018 – Embraer [B3: EMBR3, NYSE: ERJ] and Boeing [NYSE: BA] have approved the terms of a strategic partnership that would position both companies to accelerate growth in global aerospace markets.

The approved terms define the joint venture comprising the commercial aircraft and services operations of Embraer, in which Boeing will hold an 80 percent ownership stake and Embraer will hold the remaining 20 percent. The transaction remains subject to approval by the Government of Brazil, after which Embraer and Boeing intend to execute definitive transaction documents. The closing of the transaction will then be subject to shareholder and regulatory approvals and customary closing conditions.

Under the terms of the proposed partnership, Boeing will acquire an 80 percent ownership stake in the joint venture for $4.2 billion. The partnership is expected to be neutral to Boeing’s earnings per share in 2020 and accretive thereafter. Estimated annual pre-tax cost synergies of approximately $150 million are anticipated by the third year of operations.

Once the transaction has closed, the commercial aviation joint venture will be led by Brazil-based management, including a president and chief executive officer. Boeing will have operational and management control of the new company, which will report directly to Dennis Muilenburg, Boeing chairman, president and chief executive officer. Embraer will retain consent rights for certain strategic decisions, such as transfer of operations from Brazil.

“Boeing and Embraer know each other well through more than two decades of collaboration, and the respect we have for each other and the value we see in this partnership has only increased since we announced our joint efforts earlier this year,” said Dennis Muilenburg, Boeing chairman, president and chief executive officer.

“We are confident that this partnership will deliver great value to Brazil and the Brazilian aerospace industry as a whole. This alliance will strengthen both companies in the global market and is aligned with our long-term sustainable growth strategy,” said Paulo Cesar de Souza e Silva, Embraer president and chief executive officer.

The companies have also agreed to the terms of another joint venture to promote and develop new markets for the multi-mission medium airlift KC-390. Under the terms of this proposed partnership, Embraer will own a 51 percent stake in the joint venture, with Boeing owning the remaining 49 percent.

The transaction is subject to approval by the Government of Brazil, ratification by the Embraer Board of Directors and its further authorization to execute the definitive transaction documents. Once the parties have executed the definitive transaction agreements, the strategic partnership will then be subject to shareholder and regulatory approvals, as well as other customary closing conditions. Assuming the approvals are received in a timely manner, the transaction is intended to close by the end of 2019.

Forward-Looking Information Is Subject to Risk and Uncertainty

Certain statements in this release may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed terms of the transaction, the ability of the parties to satisfy the conditions to executing or closing the transaction and the timing thereof, and the benefits and synergies of the proposed transaction, as well as any other statement that does not directly relate to any historical or current fact. Forward-looking statements are based on current assumptions about future events that may not prove to be accurate. These statements are not guarantees and are subject to risks, uncertainties and changes in circumstances that are difficult to predict. Many factors could cause actual results to differ materially from these forward-looking statements. As a result, these statements speak only as of the date they are made and neither party undertakes an obligation to update or revise any forward-looking statement, except as required by law. Specific factors that could cause actual results to differ materially from these forward-looking statements include the effect of global economic conditions, the ability of the parties to reach final agreement on a transaction, consummate such a transaction and realize anticipated synergies, and other important factors disclosed previously and from time to time in the filings of The Boeing Company and/or Embraer with the Securities and Exchange Commission.

Media Contacts:

Chaz Bickers
Boeing Communications
charles.n.bickers@boeing.com
312-544-2002

Valtecio Alencar

Global Corporate Communications

Embraer

Valtecio.alencar@embraer.com.br

11-3040-6891

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2018

Embraer S.A.

By:	/s/ Nelson Krahenbuhl Salgado
	Name:	Nelson Krahenbuhl Salgado
	Title:	Chief Financial and Investor Relations Officer